Ward B. Hinkle

Partner

Direct Dial: 716.848.1281

Direct Facsimile: 716.849.0349

whinkle@hodgsonruss.com

February 9, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: John L. Krug

Mailstop: 6010

Ladies/Gentlemen:

Re:

China RX Holdings, Inc.
Form 10-SB, filed December 16, 2005
File No. 0-51684

WITHDRAWAL OF REGISTRATION

We are writing on behalf of China RX Holdings, Inc. (the “Company”) in response to your letter of January 11, 2006 concerning the above filing.  Please be advised that although the Company intends to pursue the registration of its common stock, the Company anticipates that it will unable to file, prior to the time when the above registration statement automatically becomes effective, an amendment to the Form 10-SB that responds to all of the comments contained in your letter.  Accordingly, in order to avoid having the registration statement automatically become effective before it can be appropriately amended to respond to your comments, and as suggested by your letter and as discussed in a telephone conversation this morning between the undersigned and John L. Krug of the Staff, on behalf of the Company we are hereby withdrawing the above registration statement.

As discussed with Mr. Krug, the Company expects to file a new registration in approximately two weeks, and at that time it will submit correspondence that responds to the comments made in your letter and that identifies changes made to the original filing.  Please note that the Company has recently changed its corporate name, and it expects to make the new filing under its new name, “BiTech Pharma, Inc.”

If you have any questions or comments concerning this letter, please contact the undersigned at the above number.

Very truly yours,

HODGSON RUSS LLP

By:/s/ Ward B. Hinkle

WBH/rcb

cc:

Jun Bao, President and CEO

Charles Law, Esq.--King & Wood

Sunny Shen, Esq. -- King & Wood

Omer Ozden, Esq.

 One M&T Plaza  w  Suite 2000  w  Buffalo, New York 14203-2391  w  telephone 716.856.4000  w  facsimile 716.849.0349

 Albany  w  Boca Raton  w  Buffalo  w  New York City  w  Palm Beach Gardens  w  Toronto  w  www.hodgsonruss.com